UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Amendment No. 2)
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Summer Infant, Inc.
(Formerly KBL Healthcare Acquisition Corp. II)

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
865646103

(CusipNumber)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	865646103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sapling, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	865646103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	865646103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.0001, and warrants currently convertible into common stock (the “Warrants” and together with the common stock the “Common Stock”) of Summer Infant, Inc., a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Capital Opportunity. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Value”), is the sole member of Sapling, and Fir Tree is the investment manager of both Sapling and Fir Tree Capital Opportunity.
This Amendment is being filed to report that the Reporting Persons no longer beneficially own the Issuer’s Common Stock.

Item 1(a)	Name of Issuer.

Summer Infant, Inc. (Formerly KBL Healthcare Acquisition Corp. II)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1275 Park East Drive
Woonsocket, Rhode Island 02895

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Sapling, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc. is the investment manager for each of Sapling and Fir Tree Capital Opportunity and has been granted investment discretion over portfolio investments, including the shares of Common Stock (as defined below), held by each of them.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.0001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

865646103

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

The Reporting Persons own 0 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SAPLING, LLC

By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum

Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum

Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE, INC.

By:	/s/ Jeffrey Tannenbaum

Name:	Jeffrey Tannenbaum
Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Summer Infant, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2008 .

SAPLING, LLC

By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum

Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum

Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE, INC.

By:	/s/ Jeffrey Tannenbaum

Name:	Jeffrey Tannenbaum
Title:	President